SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

TMM Group, Inc.

(Translation of registrant’s name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐        No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2003
Grupo TMM, S.A.

	By:	/s/ JACINTO MARINA CORTÉS
Jacinto Marina Cortés Chief Financial Officer

CONTENTS

Item 1. SHAREHOLDER INFORMATION STATEMENT CONCERNING THE PROPOSED SALE OF TMM MULTIMODAL, S.A. DE C.V.’S INTEREST IN GRUPO TFM, S.A. DE C.V. TO KANSAS CITY SOUTHERN

2

Item 1.                                                           SHAREHOLDER INFORMATION STATEMENT CONCERNING THE PROPOSED SALE OF TMM MULTIMODAL, S.A. DE C.V.’S INTEREST IN GRUPO TFM, S.A. DE C.V. TO KANSAS CITY SOUTHERN

The Board of Directors of Grupo TMM, S.A. (“Grupo TMM” or the “Company”) has called a General Ordinary Shareholders’ Meeting of the Company for August 18, 2003 at 10:30 A.M. Mexico City time at the offices of the Company (the “Meeting”) in order to seek the approval of its shareholders (the “Shareholders”) for the Acquisition Agreement (the “Acquisition Agreement”) dated April 20, 2003, by and among Kansas City Southern (“KCS”), a Delaware corporation, and Kara Sub, Inc., a subsidiary of KCS, on the one hand, and Grupo TMM, TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V. (“Multimodal”), on the other hand, and the completion of the transactions described therein relating to the proposed sale by Multimodal of its controlling interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. (“Grupo TFM”) to KCS, as well as the execution of the ancillary contracts contemplated by the Acquisition Agreement  (the “Proposed Transaction”).

The Proposed Transaction requires the authorization of the Shareholders. The Information Statement (the “Information Statement”) filed hereby as Item 1 provides the Shareholders with information about the Meeting and its agenda, information regarding certain events that have occurred since the date of the Acquisition Agreement, and such other information relating to the Proposed Transaction that the Company deems relevant.  The Company encourages the Shareholders to carefully read and consider the Information Statement in its entirety before voting.

Mexico, Federal District, August 4, 2003

Dear Shareholders:

The Board of Directors of Grupo TMM, S.A. (“Grupo TMM” or the “Company”) has called a General Ordinary Shareholders’ Meeting of the Company (the “Meeting”) in order to seek the approval of its shareholders (the “Shareholders”) for the Acquisition Agreement (the “Acquisition Agreement”) dated April 20, 2003, by and among Kansas City Southern, a Delaware corporation, and Kara Sub, Inc., a subsidiary of KCS, on the one hand, and Grupo TMM, TMM Holdings, S.A. de C.V. and TMM Multimodal, S.A. de C.V., on the other hand, and the completion of the transactions described therein relating to the proposed sale by Multimodal of its controlling interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and consequently, TFM, S.A. de C.V., to KCS, as well as the execution of the other contracts contemplated by the Acquisition Agreement (the “Proposed Transaction”).

The Proposed Transaction cannot be completed without the approval of the Meeting. This Information Statement (“Information Statement”) provides you with information about the Meeting and its agenda, information regarding certain events that have occurred since the date of the Acquisition Agreement, and such other information relating to the Proposed Transaction that we deem relevant. We encourage you to carefully read this entire document before voting. Your interest in Grupo TMM is appreciated.

Sincerely,

Ing. José F. Serrano President of the Board of Directors

This Information Statement and all the documents which are referred to herein that relate to the matters to be voted on at the Meeting are available to Shareholders at the offices of the Company located at Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan,  C.P. 14010, México, Distrito Federal. This Information Statement will also be available at our web site (www.grupotmm.com), at the website of the Securities and Exchange Commission (www.sec.gov), and  at the web site of the Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx).

The shares of the capital stock of the Company are registered in the Securities Section of the Nacional Securities Registry, and are listed and traded at the Bolsa Mexicana de Valores, S.A. de C.V., and as American Depositary Shares (ADR’s) at the New York Stock Exchange, in the United States.  THE REGISTRATION IN THE NATIONAL SECURITIES REGISTRY, DOES NOT IMPLY ANY CERTIFICATION AS TO THE SECURITIES NOR AS TO THE SOLVENCY OF THE ISSUER.

TABLE OF CONTENTS

Executive Summary

Incorporation of Certain Information

The Shareholders’ Meeting
When and where is the Shareholders’ Meeting?
What matters will be voted upon at the Meeting?
What does the Board of Directors recommend?
If approved, when do you expect the Proposed Transaction to be completed?
Who is entitled to vote?
How do I vote?
What is the number of votes required to approve the agenda of the Meeting?
Whom should I call if I have questions about the Meeting or the proposal?

The Proposed Transaction

The Acquisition Agreement
Transaction Structure
Sale Price
“Put” and the Vat Award
Tax And Accounting Treatment
Representations and Warranties, Covenants and Indemnification
Required Approvals
Conditions
Termination and Termination Fee

The Stockholders´ Agreement
Transfer Restrictions on the Shares of KCS
Standstill Provisions of KCS
Board Representation of KCS
Pre-emptive Rights for Subscribing Shares of KCS
Termination
Cooperation on Distributions of KCS Shares to Grupo TMM’s Shareholders

Registration Rights Agreement
Consulting Agreement
Marketing Agreement

Certain Information Regarding KCS
KCS Business and Operations
Principal Officers of KCS
Additional Information on KCS

KCS’ Capital Stock Structure
Price Range of the Shares of Grupo TMM and KCS
Price Range Per Share of Grupo TMM
Price Range of KCS´ Shares

Relevant Events and Risk Factors Related to the Proposed Transaction
Background
Grupo TMM’s Position with respect to to the Put
Vat Claim
Dilution of the Company’s Stake in the Capital Stock of Grupo TFM during the Privatization Process
Efforts to Restructure the Debt of Grupo TMM
Execution of the Acquisition Agreement with KCS

Recent Events
Differences Between Grupo TMM and KCS
Federal Court Judgment (Amparo) in favor of TFM
Additional Information to the FIC
Certain Risks of the Proposed Transaction
Additional Payments to Grupo TMM could not be Realized
Dilution of Grupo TMM’s stake in the Capital Stock of KCS
The Value of the Investment of the Company in KCS’ Shares will depend on KCS’ performance in the Future
KCS May Elect to Pay a Portion of the Cash Purchase Price, in KCS’ Shares
KCS’ Obligations Under the Acquisition Agreement are Unsecured
Completion of the Proposed Transaction will increase the risk that we will be classified as an Investment Company
Other Alternatives for the Company

Where you can find more information?

Letter from the CEO, CFO and General Counsel of the Company

Annex

Un-Audited Pro-Forma Information of Grupo TMM’s Relevant Corporate Restructure

EXECUTIVE SUMMARY

The Proposed Transaction includes the possibility, in the case of approval by the Meeting, of completing a Relevant Corporate Restructure pursuant to which Kansas City Southern, a corporation organized under the laws of Delaware (“KCS”) would acquire all of the shares of the capital stock of Grupo Transportacion Ferroviara Mexicana (“Grupo TFM”) and consequently of TFM, S.A. de C.V. (“TFM”), owned by TMM Multimodal, S.A. de C.V. (“Multimodal”), a subsidiary of Grupo TMM, in exchange for (i) up to $200 million in cash (KCS may elect to pay up to $80 million of this amount in additional shares of capital stock of KCS at a price of $12.50 per share) and (ii) 18 million of shares of capital stock of KCS.  In addition, Grupo TMM would be entitled to receive an additional amount of up to $175 million upon the happening of certain events.

The principal operative contracts supporting the Proposed Transaction are:

(i)                                     The acquisition agreement among Grupo TMM, TMM Holdings and Multimodal and KCS and a subsidiary of KCS, dated April 20, 2003 (the “Acquisition Agreement”);

(ii)                                  The stockholders agreement to be entered into by KCS, Grupo TMM and certain subsidiaries and affiliates of Grupo TMM (the “Stockholder Agreement”);

(iii)                               A registration rights agreement, to be entered into by KCS, Grupo TMM and certain subsidiaries and affiliates of Grupo TMM (the “Registration Rights Agreement”);

(iv)                              A consulting agreement to be entered into by KCS and a new company owned by Ing. José F. Serrano (the “Consulting Agreement”); and

(v)                                 A service and marketing contract to be entered into by Grupo TMM, KCS and TFM (the “Marketing Agreement”).

The terms and conditions of these contracts are summarized in the section titled of “The Proposed Transaction.”

INCORPORATION OF CERTAIN INFORMATION

We incorporate by reference into this Information Statement certain information that the Company and its most significant subsidiaries Grupo TFM and TFM, have filed with or submitted to the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange”) and with the Securities and Exchange Commission (“SEC”) of the United States of America (the “United States”). The information that we file with or submit to the Mexican Stock Exchange and the SEC after the date of this Information Statement until the date of the Meeting, will be incorporated by reference into this Information Statement for all purposes, in connection with the matters to be submitted for consideration at the Meeting, and will, to the extent applicable, automatically update and supersede the information contained or incorporated by reference in this Information Statement.

The following documents filed with or submitted to the Mexican Stock Exchange or the SEC, as applicable, are incorporated into this Information Statement by reference:

•                  Our Information Statement regarding the merger of Transportación Marítima Mexicana, S.A. de C.V., as merging entity, into Grupo Servia, S.A. de C.V., as surviving entity, dated December 27, 2001.

•                  Our Quarterly Reports filed with the Mexican Stock Exchange in 2003: (i) fourth quarter of 2002, (ii) first quarter of 2003 and (iii) second quarter of 2003, published on February 27, 2003, May 20, 2003 and July 28, 2003, respectively.

•                  Our Annual Report for the year ended on December 31, 2002, filed with the Mexican Stock Exchange on June 30, 2003.

•                  Our press releases regarding relevant events submitted to the Mexican Stock Exchange, dated February 12, 18 and 24, March 6 and 24, April 4, 14, 21, 22, 24, 28 and 29, May 9, 13, 14, 15, 16, 27, 28 and 29, June 11 and 16, and July 11, 22 and 24, of this year.

•                  Our Annual Report on Form 20-F submitted to the SEC for the year ended on December 31, 2002, on June 30, 2003.

•                  The Annual Report of Grupo TFM and TFM on Form 20-F for the year ended December 31, 2002, submitted on June 30, 2003.

•                  Our Current Reports on Form 6-K submitted to the SEC on February 13, 18, 19 and 26, March 7 and 21, April 7, 14, 21, 22, 24, 28 and 30, May 5, 9, 13, 14, 16, 28 and 29, June 12 and 16 and July 15, 23, 28 and 30, all in 2003.

Any statement contained in a document incorporated or deemed to be incorporated into this Information Statement by reference, shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained in this Information Statement or in any subsequently filed document which is incorporated by reference modifies or supersedes such statement.

Upon your written or oral request, we will provide you with a copy of any of the documents incorporated by reference into this Information Statement without charge. You may submit such a request for this material by writing or calling us at our principal executive offices as follows:

Grupo TMM, S.A.

Avenida de la Cúspide No. 4755

Colonia Parques del Pedregal

Delegación Tlalpan

14010 Mexico, D.F.

Attention: Investor Relations

Telephone: (011-5255) 5629-8866 ext. 3424

brad.skinner@tmm.com.mx

monica.azar@tmm.com.mx

THE SHAREHOLDERS’ MEETING

When and Where is the Shareholders’ Meeting?

The Meeting will be held on August 18, 2003 at 10:30 AM, local time, at the offices of Grupo TMM located at Avenida de la Cúspide, No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, 14010 Mexico City, Mexico.

What matters will be voted upon at the Meeting?

At the Meeting, we are seeking Shareholder approval, among others, of the Acquisition Agreement dated April 20, 2003, by one side the Company and its subsidiaries TMM Holdings, S.A. de C.V. (“TMM Holdings”) and Multimodal, and on the other side KCS and Kara Sub, Inc. a subsidiary of KCS related to the proposed sale by Multimodal of its controlling interest in Grupo TFM (and consequently TFM) to KCS, as well as the execution of the other contracts contemplated by the Acquisition Agreement. Pursuant to the Acquisition Agreement, Grupo TMM would transfer its equity interest in Grupo TFM and its subsidiary, TFM, through Multimodal, to KCS in exchange for (i) up to $200 million in cash, (KCS may elect to pay up to $80 million of this amount in additional shares of capital stock of KCS at a price of $12.50 per share) and (ii) 18 million shares of the capital stock of KCS.  In addition, under the provisions of the Acquisition Agreement, Grupo TMM is entitled to receive up to an additional $175 million upon the happening of certain events.  Approval of the Acquisition Agreement by our Shareholders is required to complete the Proposed Transaction and is a condition to our obligation.  If we do not receive approval of the Shareholders, we will be unable to complete the Proposed Transaction.

Please carefully review the description of the Proposed Transaction, the Acquisition Agreement and other ancillary agreements, as well as the section titled “Relevant Events.”

What does the Board of Directors recommend?

The Board of Directors, in its meetings held April 2, 2003 and May 13, 2003, approved the Acquisition Agreement, the other contracts and documents relating thereto (the “Transaction Documents”), and the completion of the transactions contemplated thereby, subject to the approval of the General Ordinary Shareholders’ Meeting of Grupo TMM.  The Board of Directors recommends the approval of the Transaction Documents as well as the completion of the Proposed Transaction.

If approved, when do you expect the Proposed Transaction to be completed?

The Proposed Transaction is subject to a number of conditions that need to be satisfied or met prior to consummation. From a Mexican regulatory perspective, the authorization by the Antitrust Commission and Foreign Investment Commission are required. On July 29, 2003, the United States Department of Justice granted early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) in connection with Multimodal’s proposed acquisition of 18 million shares of KCS capital stock as part of the Proposed Transaction.

The authorization by the Mexican Antitrust Commission was obtained without conditions on May 19, 2003. This authorization is valid for a 3 month period. If the Proposed Transaction is not completed within such time, a request for an extension will have to be submitted. We cannot assure that such extension would be granted, or that the Mexican Antitrust Commission will otherwise revisit its prior authorization for any reason.

In connection with the authorization by the Foreign Investment Commission, KCS and Grupo TFM filed the corresponding petition on April 25, 2003. The Foreign Investment Commission requested additional information from the parties relating to the Proposed Transaction and requested an extension of the time available to provide its determination with respect to the Proposed Transaction.  In response to such request, the parties extended the time to make such determination until July 29, 2003.  On July 21, 2003, KCS filed a response to certain items set forth in the Foreign Investment Commission’s request, without taking into account certain issues that we consider to be relevant, which we explain in the section titled “Relevant Events and Risk Factors Inherent to the Proposed Transaction.”  KCS stated in its filing that all of the matters described in the filing are subject to KCS receiving an unconditional approval from the Foreign Investment Commission.  The Foreign Investment Commission subsequently requested a new extension of the term to make its determination.  The Company and KCS requested a new 10 business day extension, and on July 25, 2003 the Foreign Investment Commission agreed to extend the term for the requested 10 business days and proposed an additional extension of another 12 business days due to the volume of the information presented by KCS.  KCS and Grupo TFM have agreed to such additional 12 business day extension.  Accordingly, the Foreign Investment Commission is required to issue its determination with respect to the Proposed Transaction on or before August 28, 2003.  There is no assurance that the approval of the Mexican Foreign Investment Commission will be obtained or that the approval, if obtained, will not contain conditions that are unacceptable to either Grupo TMM or KCS.  Under the Acquisition Agreement, either Grupo TMM or KCS may terminate the Acquisition Agreement if certain materially adverse conditions are imposed by regulatory agencies whose approval is required for the Proposed Transaction, including the Foreign Investment Commission.

The Proposed Transaction is conditioned upon our receiving the consent of the holders of our 9 ½% Senior Notes due 2003 (the “2003 notes”) and 10 ¼% Senior Notes due 2006 (the “2006 notes” and together with the 2003 notes, the “Yankee Bonds”).  Through a series of exchange offers and consent solicitations, made by the Company in December 2002 and May 2003, the Company requested the consent of the holders of the Yankee Bonds to the Proposed Transaction.  Notwithstanding these efforts, as provided in the section entitled “Relevant Events and Risk Factors Related to the Proposed Transaction,” the bondholders did not accept the terms of the proposed offers of exchange and consent solicitations.  The management of Grupo TMM will request the consent of the holders of Yankee Bonds concerning the Proposed Transaction if the Shareholders approve the Transaction Documents and the Proposed Transaction at the Meeting.  For information on the risks to the Company if it is unable to restructure its outstanding debt, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

KCS also requires the approval of its shareholders to enter into the Proposed Transaction, and has publicly informed its intention to submit the Proposed Transaction to its shareholders for approval in September.

Who is entitled to vote?

Holders of record of shares of the capital stock of Grupo TMM, who have obtained their admission cards by August 15, 2003, which is the “record date” pursuant to our By-Laws, are entitled to vote at the Meeting.

Please be aware that non-Mexicans cannot hold shares of the capital stock of Grupo TMM. Grupo TMM has an American Depositary Shares program (“ADRs”) are listed and traded at the New York Stock Exchange Market (“NYSE”). ADRs are securities which grant to their holders rights over certificados de participación ordinarios (“CPOs”), issued by Nacional Financiera, SNC (the “CPO Trustee”), as trustee of the Neutral Investment Master Trust, organized by the Federal Government in November 1989 to facilitate the access of foreign investment to the capital stock of regulated Mexican corporations (the “Master Trust”).  CPOs are credit instruments different from the shares of the capital stock of Grupo TMM which only confer to their holders an economic interest on the shares.  CPOs have been issued by the CPO Trustee in a proportion of one CPO for one share of the capital stock of Grupo TMM.  Under the Master Trust, voting rights of the shares of the capital stock of Grupo TMM, among other issuers, held by the CPO Trustee under such Master Trust, will always be exercised by the CPO Trustee by voting with the majority of the shares represented at the shareholders’ meeting.  As of July 30, 2003 the CPO Trustee holds 49,029,749 shares of the capital stock of Grupo TMM, pursuant to the information provided by S.D. Indeval, S.A. de C.V, Institución para el Depósito de Valores.

Holders of ADRs or CPOs, as the case may be, will not receive any proxy in connection with the Meeting, since they do not have the right to attend.  They will only have at their disposal the information made public by the Company through this Information Statement.

How do I vote?

You may vote directly by attending the meeting at the designated place or through an appropriate representative. Directors and statutory auditors of Grupo TMM may not represent you.

The Secretary of the Company will have available for you at the offices of Grupo TMM proxies (formularios) in case should you decide to be represented at the meeting, which contain specific blank spaces for your voting instructions or granting your representative the right to vote at his discretion.

If you hold your shares directly, you are required to deposit your share certificates with any depositary institution in Mexico or abroad, at least two days in advance of the Meeting. You must provide us with a certification from the corresponding depositary institution indicating your name, the amount of shares deposited, the number of the stock certificates representing such shares, the date of the Meeting and the undertaking that such shares will remain with such depositary institution until after the Meeting is adjourned. You will be provided an admission card prior to the Meeting upon delivery to our Secretary of the Company of such certification from the corresponding depositary institution.

Alternatively, if your shares are held in book-entry form through brokerage houses, you are required to request a deposit certification from your brokerage house representative.  Upon presentation of the deposit certification, an admission card will be provided to you by the Secretary of Grupo TMM at the offices of Grupo TMM prior to the Meeting.

Please be aware that pursuant to applicable law, there is no restriction or limitation to the exercise of your voting right at the Meeting to approve the Acquisition Agreement, the Transaction Documents or the completion of the Proposed Transaction.

What is the number of votes required to approve the agenda of the Meeting?

The favorable vote of the majority of Shareholders present at the Meeting is required in order to approve the Proposed Transaction and the Transaction Documents, and at least half of the capital stock of Grupo TMM needs to be present in a first call. As of the record date, members of the Serrano family beneficially owned approximately 8,024,504 shares of the capital stock of Grupo TMM entitled to vote at the Meeting (excluding shares held in the form of CPOs). The attendance at the Meeting of a representative of the CPO Trustee and of the members of Serrano Family will constitute a quorum for the Meeting.

Whom do I call if I have questions about the Meeting or the Proposal?

You can call  Mr. Jacinto Marina Cortés, our chief financial officer or Mr. Brad Skinner of our Shareholders Relations Department, at the phone numbers (52)(55)5629-8866, Ext. 2930, or (203) 247-2420, respectively.

THE PROPOSED TRANSACTION

This Information Statement summarizes the main material terms of the principal Transaction Documents proposed to be entered into in connection with a Proposed Transaction.  The principal contracts are:

(i)                                     the Acquisition Agreement;

(ii)                                  the Stockholder Agreement;

(iii)                               the Registration Rights Agreement;

(iv)                              the Consulting Agreement; and

(v)                                 the Marketing and Services Agreement.

This part of the Information Statement is intended as a summary of the principal provisions of the Transaction Documents.  This summary is not a substitute for a careful review of the terms of the various agreements and a full discussion of any issues.  A copy of the Transaction Documents are available to you at the executive offices of Grupo TMM.

THE ACQUISITION AGREEMENT

Transaction Structure

The acquisition of the shares of Grupo TFM by KCS is structured as a sale of the stock of Grupo TFM owned by Multimodal to a subsidiary of KCS (the “Acquisition”).  The Acquisition will be completed through a multi-step process.  If approved, all of the Transactions will occur essentially simultaneously on the closing date (as defined in the Acquisition Agreement). After the completion of the steps, KCS will own all of the outstanding shares of Grupo TFM which are currently owned by Multimodal.

Sale Price

As consideration for the purchase, Multimodal would receive $200 million in cash and 18 million shares of Class A Convertible Common Stock of KCS (the “Class A Common Stock”).  At its option, KCS may elect to pay up to $80 million of the cash portion of the purchase price by delivering additional shares of either the Class A Common Stock or its Common Stock.  In the event KCS elects to pay a portion of the cash consideration in shares of its capital stock, the shares will be valued at $12.50 per share.

The shares of Class A Common Stock are convertible, on a one-for-one basis, into shares of Common Stock of KCS and vote together with the shares of Common Stock on all matters.  In addition, the Company, as holder of the shares of Class A Common Stock, has the right, voting separately as a class, to elect directors as described under “The Stockholder Agreement – Board Representation.”

“Put” and the VAT Award

The Acquisition Agreement also addresses two other significant economic value issues for Grupo TMM – the Put obligation of the Federal Government and TFM’s pending VAT claim.

Indemnification of the Federal Government for the Put.  Twenty-percent (20%) of the capital stock of TFM, S.A. de C.V. is held by the Federal Government of Mexico (the “Put Shares”).

Under agreements entered into in connection with the privatization of the railroad owned by TFM, Grupo TFM is obligated, at the option of the Federal Government, to purchase the shares of TFM held by the Federal Government that are not susceptible of being placed in public markets, 60 days following the date of exercise by the Federal Government of the put option (the “Put”).  The Federal Government may exercise the Put within 60 days following October 31, 2003. The purchase price of the Put Shares is fixed pursuant to a formula set forth in the privatization agreements and is estimated to be 1,570,276,463 UDIS, approximately equivalent to $491.9 million, as of June 30, 2003.  For more information in relation with the Put, please review the section titled “Grupo TMM’s Position with respect to the Put” in the chapter entitled “Relevant Events and Risk Factors Inherent of the Proposed Transaction.”

As a condition to the completion of the Proposed Transaction, KCS is required to enter into an agreement under which KCS assumes all of Grupo TMM’s obligations related to the Put and agrees to indemnify Grupo TMM against any losses or damages incurred in the event it is required to fulfill the Put obligations.  KCS’ obligations to the Company under the Purchase Agreement and the obligation to indemnify the Company would be general unsecured obligations of KCS and would rank on a parity with its other unsecured debt, including its outstanding public bonds, but would be junior to the KCS credit facility in accordance with certain credit agreement executed between KCS and certain financial institutions, which is secured by substantially all of KCS’ assets.

Additional Purchase Price on Successful Resolution of the VAT Claim.  TFM has pending before the Mexican courts a claim for the issuance of a certificate for certain value added tax derived from certain transactions carried out by TFM (at that time Ferrocarril del Noreste, S.A. de C.V.) and the Federal Government through its Transportation and Communications Bureau (“Secretaría de Comunicaciones y Transportes”) (subsequently the “SCT”) prior to the sale to Grupo TFM of shares representing 80% of the capital stock of TFM.  Such action was authorized by the Administración Especial de Recaudación de la Secretaría de Hacienda y Crédito Público (“SHCP”) on January 1997 by means of a special certificate for the payment of taxes in favor of TFM (the “VAT Claim”).  The original amount of the VAT Claim was $2,111 million pesos before any adjustments for inflation and accrued interest in accordance with applicable legal requests.

If prior to the date of purchase by KCS of the Put Shares, there is a “Final Resolution”(1) of the pending VAT claim in favor of TFM and TFM receives either (i) the Put Shares or (ii) cash or other property with a value at least equal to the aggregate purchase price of the Put Shares, then KCS is required to pay to Grupo TMM additional amounts in cash as described below.

•                  If the VAT Claim is resolved but the amount is below the purchase price of the Put Shares, KCS will not owe Grupo TMM any amount.

•                  If the VAT claim results in the receipt by TFM of either (i) the Put Shares or (ii) cash or other property with a value at least equal to the aggregate purchase price of the Put Shares, then KCS is required to pay to the Company an amount equal to:

•             $100 million; plus

•             the first $25 million of the amount received by TFM in excess of the purchase price of the Put Shares; plus

(1)                                            “Final Resolution” means a settlement or resolution of the VAT claim that is not subject to appeal or other attack.  In the event that TFM receives the shares or the payment, the matter will be deemed to be final if the Company provides an agreement to KCS to the effect that it will defend any claim, appeal or other challenge.

•             15% of any amounts in excess thereof, up to a maximum amount of $50 million.

Thus, the amount Grupo TMM may receive will be either zero (in the event that the VAT Claim is not resolved in favor of TFM or is in an amount less than the purchase price of the Put Shares) or between $100 million and $175 million, depending upon the size of the VAT award.  The payment is required to be made within 90 days after the payment is received by TFM.  However, KCS may defer up to $50 million of the amount for up to one year.  If KCS chooses to defer the amount, it will be required to pay the Company an additional $5 million when the second installment is made.  The Company will not be entitled to receive any amount if Grupo TFM or KCS is required to purchase the Put Shares before the VAT Claim is resolved, even if the award of the VAT Claim is later paid to TFM.  The obligation of KCS to pay the additional amounts to the Company will be general unsecured obligations of KCS.

Tax and Accounting Treatment

For tax purposes, the Acquisition will be treated as a sale of shares of Grupo TFM and as a subscription of shares of KCS (which shall change its corporate name to “Nafta Rail”).  The Proposed Transaction, based on applicable tax rules in effect as of the date of this Information Statement, would cause a tax gain if the Proposed Transaction is consummated.  To the extent that the shares received in the transaction are subsequently sold, the Company would have a taxable gain to the extent that the sale price exceeded its tax basis in the shares under applicable tax rules at the time.  If the Acquisition is consummated, the results of Grupo TFM and TFM will no longer be included in the Company’s consolidated financial statements.

Representations and Warranties, Covenants and Indemnification

The Acquisition Agreement contains a number of provisions typical for transactions of this type relating to representations and warranties of the parties to the agreement, agreements relating to the completion of the transaction and other matters, and indemnification of the other party for breaches. The respective terms and conditions set forth in the Acquisition Agreement will be made available for your review at the executive offices of Grupo TMM.

Required Approvals

Stockholder Approvals.  Approval of the Acquisition Agreement and the related documents and the transactions contemplated thereby requires the affirmative vote of a majority of the Grupo TMM Shareholders. For such purpose, the Board of Directors of Grupo TMM resolved to call a General Ordinary Shareholders Meeting for which this Information Statement was prepared.

The modification of the Corporate Charter and Bylaws of KCS and the issuance of shares of Class A Common Stock that Multimodal shall receive requires the approval of the holders of a majority of the outstanding shares of KCS’ Common Stock and Preferred Stock, voting together as a single class.  The KCS Board of Directors (“KCS Board”) has agreed to recommend approval of the Proposed Transaction to its stockholders, subject to certain “fiduciary out” provisions that allow it to modify or withdraw its recommendation in the event the KCS Board is advised by counsel that, because of a third party proposal made after the Acquisition Agreement is entered into, the continued recommendation of the Proposed Transaction would be a breach of the KCS Board’s fiduciary duties to its stockholders. If the KCS Board withdraws its recommendation and the KCS stockholders do not approve the Proposed Transaction, Grupo TMM will be entitled to receive a termination fee as described under “Termination.”

Governmental Approvals, Notices and Filings Required.  The completion of the Proposed Transactions will require the following approvals by, filings with, or notifications to United States and Mexican governmental agencies:

•                  filings and antitrust clearance by the United States Department of Justice under the Hart-Scott-Rodino Act;

•                  approval of the Mexican National Foreign Investments Commission;

•                  clearance by the Mexican Federal Competition Commission(2);

•                  notice to the Mexican Ministry of Communications and Transportation(3);

•                  filings with the NYSE; and

•                  filing of and clearance of a proxy statement for KCS’ stockholders meeting to be held to vote on the Acquisition under the United States securities laws.

Other Approvals.  In addition, the Proposed Transaction requires consents from the holders of the Company’s outstanding 2003 notes and 2006 notes issued by Grupo TMM.

KCS has already obtained approval from the banks that are lenders under KCS’ outstanding Bank Credit Facility.

Conditions

The Acquisition is subject to a number of conditions as described below.  In general, these conditions are not unusual for transactions of this type.

Mutual Conditions.  The obligation of either party to complete the Acquisition is subject to the satisfaction or waiver prior to the closing of customary conditions, including:

•                  The absence of any injunction or any proceeding initiated by a government authority seeking an injunction to the completion of the Proposed Transaction;

•                  Receipt of all required government approvals and the absence of conditions that would, in KCS’ reasonable determination, have a Material Adverse Effect on the parties; and

•                  Listing of the shares to be issued on the NYSE.

The Company’s Conditions.  The obligations of Grupo TMM to complete the Acquisition is  subject to the satisfaction or waiver by the Company of, among others, the following conditions:

•                  No breach by KCS of its representations or warranties or the covenants required to be performed by KCS;

•                  No Material Adverse Effect affecting KCS since December 31, 2002;

•                  Execution by KCS of the other documents required to be entered into for the completion of the Proposed Transaction and the receipt by the Company of certain certificates and opinions; and

•                  Receipt by Grupo TMM of consents to the Proposed Transaction from the holders of the 2003 notes and the 2006 notes issued by Grupo TMM (which Grupo TMM is required to use its commercially reasonable efforts to obtain).

(2)                                  On May 19, 2003, the Antitrust Commission authorized the Proposed Transaction, by majority vote, with the opposition of two of the commissioners. This authorization remains valid for 90 days following the date of the approval. An extension may be obtained in justified circumstances, but no assurance can be made that such extension will be obtained, or that the Antitrust Commission may revisit the Proposed Transaction.

(3)                                  Notification is due within 90 days following the date of the closing of the Proposed Transaction

KCS’ Conditions.  The obligation of KCS to complete the Acquisition is subject to the satisfaction or waiver by KCS of the following conditions:

•                  No breach by Grupo TMM of its representations or warranties or the covenants required to be performed by Grupo TMM;

•                  No Material Adverse Effect involving Grupo TFM since December 31, 2002;

•                  Execution by Grupo TMM of the other documents required to be entered into for the completion of the Proposed Transaction and the receipt by KCS of certain certificates and opinions;

•                  Approval of the Proposed Transaction by the stockholders of KCS; and

•                  There shall not be pending any bankruptcy or insolvency proceeding against Multimodal or TMM Holdings.

The obligation of KCS to complete the Acquisition is not subject to KCS obtaining financing for the Acquisition or to the receipt of consents from KCS’ banks under its existing Revolving and Term Loan Facilities.

As of the date of this Information Statement, KCS has obtained commitments for a $200 million facility to fund the payment of the cash portion of the purchase price of the shares of Grupo TFM held by Multimodal, as well as the consent of the banks that are lenders to KCS to complete the Proposed Transaction.

Termination and Termination Fee

The Acquisition Agreement may be terminated by the parties as follows:

•                  By either party if there is a final non-appealable order of a government agency permanently restraining or prohibiting the Proposed Transaction or imposing conditions;

•                  By either party if the conditions to its obligations become incapable of being fulfilled;

•                  By either party if the closing does not occur by December 31, 2004; and

•                  By either party if the other party experiences a “Change of Control.”

If the Acquisition Agreement is terminated in the following circumstances, a termination fee of $18 million will be paid to the other party as follows:

•                  In the event of termination due to a Change of Control of the other party, the party experiencing the Change of Control is required to pay the termination fee to the other party; and

•                  In the event of a termination due to the failure of the stockholders to approve the Acquisition, the party whose stockholders did not approve the Acquisition will pay the fee to the other party, but only if the Board of Directors of the party whose stockholders failed to approve the Acquisition failed to recommend or withdrew their recommendation that the stockholders approve the Acquisition.

THE STOCKHOLDERS´ AGREEMENT

In connection with the KCS shares to be received by Multimodal as part of the consideration, Grupo TMM and certain of its subsidiaries and principal stockholders would enter into a Stockholder Agreement with KCS that contains provisions which: restrict transfers of the shares, restrict certain activities aimed at influencing the control and management of KCS by the Company, specify the Board and committee seats to which Grupo TMM would be entitled and obligate KCS to assist in a distribution of the shares to Grupo TMM’s stockholders, as more fully described below.

Transfer Restrictions on the Shares of KCS

Transfers to Competitors.  For a period of five years following the closing, the shares of KCS that would be received by Grupo TMM through Multimodal may not be transferred to a “Competitor(4).”  This restriction includes indirect transfers through the transfer to a Competitor of control of Grupo TMM or another holder of the shares.  After the five-year period, KCS would have a right of first refusal to purchase any shares proposed to be transferred to a Competitor.  The right of first refusal would be exercisable within 10 days after KCS receives notice of the proposed transfer as to all, but not less than all, of the shares proposed to be transferred at a price per share equal to the purchase price proposed to be paid by the Competitor.  If KCS exercises its right of first refusal, it must pay the purchase price in cash within 60 days after notice of the proposed sale.  If KCS would not exercise its right of first refusal, Grupo TMM would be free to sell the shares to the Competitor on terms no more favorable than those offered to KCS at any time during the period of 120 days after the expiration of the 10-day notice period to KCS.

Sales to Certain Other Persons.  If the Proposed Transaction is consummated, Grupo TMM would not be entitled to sell shares representing more than 5% of the outstanding voting securities of KCS to any other person other than a person who is eligible to file ownership reports on Form 13G under the U.S. securities laws (generally an investment company, mutual fund and other institutional investors that are passive investors and have no intention to influence the management of the company).  Sales in excess of 5% to a 13G filer would also be subject to a right of first refusal on the same terms as sales to a Competitor.  In any event, Grupo TMM would not sell shares to any person who, after the sale, would beneficially own more than 15% of the voting securities of KCS.

Pledges.  If the Proposed Transaction is consummated, Grupo TMM would be entitled to pledge the shares, so long as the pledgee agreed to be bound by the transfer restrictions and that, upon any foreclosure, KCS would have a right of first refusal to purchase the shares for their fair market value, measured as the average closing price on the NYSE for the five trading days preceding notice of the foreclosure.

Termination.  Other than with respect to the right of first refusal upon transfers to Competitors (which survives indefinitely), the transfer restrictions would terminate upon the earlier of (i) a change of control of KCS and (ii) the first day Grupo TMM and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Standstill Provisions of KCS

If the Proposed Transaction is consummated, Grupo TMM and the other parties to the Stockholder Agreement would not, without the consent of KCS, directly or indirectly, either alone or as part of a “group” or in concert with others, take any of the following actions:

(4)                                  Competitors are defined generally as Class I Railroads, Ferrocarril Mexicano, S.A. de C.V., Ferrocarril del Sureste, S.A. de C.V., Grupo Mexico, S. A. de C.V. and the Anschutz Corporation, as well as their successors.

•                  Acquire any voting securities of KCS if such persons and their affiliates, in the aggregate and as a consequence of such acquisition, would beneficially own more than 20% of the total voting power (other than shares acquired if KCS elects to pay a portion of the purchase price in stock and any shares acquired under the Consulting Agreement);

•                  Publicly announce any proposed business combination by the parties to the Stockholder Agreement or any group of which they are a part involving KCS or a substantial portion of its assets;

•                  Solicit proxies for any matter, call any special meeting of stockholders, propose any matter for submission to stockholders or grant a proxy to any person not approved by KCS;

•                  Initiate or participate in negotiations with third parties regarding any of these matters or take any action that would require KCS to publicly disclose any of these matters;

•                  Publicly request that KCS amend or waive the standstill provisions; or

•                  Otherwise seek to control or influence the management, board of directors or policies of KCS (other than through participation on the Board).

In addition, if either Grupo TMM or the other parties to the Stockholder Agreement receives any serious inquiry regarding any of these matters, including any inquiry from a Competitor, it would be required to notify the KCS Board promptly.  The standstill restrictions would terminate on the earlier of (i) a change of control of KCS and (ii) the first day Grupo TMM and its affiliates cease to own at least 15% of the outstanding voting securities of KCS for at least 30 consecutive days.

Board Representation of KCS

In case of completion of the Proposed Transaction, the KCS Board would consist of eleven directors divided into three classes.  Grupo TMM would have the right to elect two directors.  The remaining directors would consist of the Chief Executive Officer of KCS, one person selected by the Chief Executive Officer, and seven Independent Directors recommended by the Chief Executive Officer.  If Grupo TMM disposes of shares, its right to KCS Board representation would decrease as follows: (i) if the parties to the Stockholder Agreement and their affiliates cease to own at least 75% (80% following a change of control of Grupo TMM) of the shares initially acquired by Grupo TMM, the Company would have the right to elect one director; and (ii) if the parties to the Stockholder Agreement and their affiliates cease to own at least 40% of the shares initially acquired by Grupo TMM, the right to elect any directors would terminate.  In addition, all rights to representation on the KCS Board would terminate if a Competitor acquires control of Grupo TMM.

Pre-Emptive Rights for subscribing shares of KCS

If the Proposed Transaction is consummated, Grupo TMM would have the right to purchase additional shares of Class A Common Stock in the event that KCS issues any shares of Common Stock or options, warrants or convertible securities of KCS in order to maintain its percentage interest in KCS.  The right would not apply to options issued under employee benefit plans adopted by the KCS Board.

Termination

If the Proposed Transaction is consummated, the Stockholder Agreement would terminate (other than with respect to the right of first refusal in connection with sales to a Competitor, on the earliest to occur of

(i) the first day Grupo TMM and its affiliates cease to own at least 40% of the shares initially acquired by Grupo TMM and (ii) the breach by KCS of its obligation to nominate the directors Grupo TMM is entitled to elect.

Cooperation on Distributions of KCS shares to Grupo TMM’s  shareholders

If the Proposed Transaction is consummated, KCS would be required to reasonably cooperate with Grupo TMM in connection with any distribution of the KCS Common Stock owned by Grupo TMM or its subsidiaries to Grupo TMM’s shareholders.  In particular, KCS would be obligated to effect a merger of a newly formed company that holds the shares in order to carry out the distribution, subject to certain indemnification obligations by Grupo TMM.  Grupo TMM’s Mexican tax advisors believe that, under the current tax regulations, such a transaction could be done in a manner which is tax free to the shareholders of Grupo TMM.

REGISTRATION RIGHTS AGREEMENT

If the Proposed Transaction is consummated, KCS would enter into a Registration Rights Agreement with Grupo TMM and its affiliates pursuant to which it would agree to register under the U.S. securities laws the shares issued to Grupo TMM in connection with the Proposed Transaction and any Common Stock issued on conversion of the Class A Common Stock.  Grupo TMM would have the right to demand that KCS file and have declared effective a total of six registration statements (seven if KCS elects to pay any portion of the cash purchase price in additional shares).  The requests for registration may be made any time after the six-month anniversary of the closing.  In the event, however, that KCS elects to pay any portion of the cash portion of the purchase price in additional shares, Grupo TMM may request immediately following the completion of the Proposed Transaction the registration with respect to the shares so received.  One of the registrations may be a shelf registration that is required to be kept effective for a period of at least one year.  Any of the registrations may be underwritten registrations and Grupo TMM would have the right to select the underwriter, subject to the reasonable approval of KCS.  In addition, Grupo TMM would have unlimited piggy-back rights, subject to customary cut-back rights.  The obligation of KCS to file any registration statement or to maintain its effectiveness would be subject to typical holdback, delay and deferral provisions.  KCS is required to pay all costs associated with the registration of the shares, but not any indemnity fees or commissions.

CONSULTING AGREEMENT

If the Proposed Transaction is consummated, a consulting company (the “Consultant”) organized by Sr. Jose Serrano would enter into a Consulting Agreement with KCS pursuant to which it would provide consulting services to KCS in connection with the portion of the business of KCS and its subsidiaries in Mexico for a period of three years.  As consideration for the services, the Consultant would receive an annual fee of $600,000 per year and a grant of 2,100,000 shares of restricted stock of KCS.  The restricted stock would be vested as follows:

•                  525,000 shares upon entering into the agreement;

•                  250,000 shares on each of the first, second and third anniversaries of the agreement, subject to (x) the successful resolution of the VAT claim and (y) the Independent

Directors of KCS not determining that the Consultant has engaged in certain prohibited conduct(5);

•                  125,000 shares on the receipt of the VAT certificate; and

•                  700,000 shares on the retirement of the TFM equity held by the Mexican government as part of the VAT claim or with the proceeds from the VAT claim.

The Consulting Agreement provides that the shares would accelerate on (i) the death or disability of Mr. Serrano, termination of the Consulting Agreement by the Consultant due to a breach by KCS, and a change of control of KCS. The Consulting Agreement may be extended for an additional one year period at the option of KCS, upon delivery of an additional 525,000 shares of restricted stock. Mr. Jose F. Serrano, President of the Board of Directors of the Company, would have the right to manage the negotiation, prosecution and settlement of the VAT Claim and any extension or other modifications of the obligation under the Put.

MARKETING AGREEMENT

In the event that the Proposed Transaction is consummated, KCS would enter into a Marketing Agreement with Grupo TMM under which Grupo TMM and its affiliates would have “most favored nations” treatment on services provided by KCS and its subsidiaries, including TFM, to any other third party or fourth party logistics company.  Grupo TMM would also have the exclusive right to provide Road-Railer™ services to KCS and its subsidiaries within Mexico.  If KCS determines to outsource any of its intermodal terminals, Grupo TMM would have the exclusive right to provide these services and a right to bid for all other transportation related services outsourced by KCS.  The initial term of the Marketing Agreement is five years and the agreement would automatically renew for additional one-year periods unless either party gives notice of termination prior to any such renewal.

(5)                                  If the shares have not vested by such time, the vesting may be deferred until the happening of the triggering event for vesting, so long as it occurs prior to the expiration of the term of the Consulting Agreement.

CERTAIN INFORMATION REGARDING KCS

The information concerning KCS contained in this Information Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Neither Grupo TMM nor any of its officers, directors, agents or employees can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by KCS to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Grupo TMM or any of its officers, directors, agents or employees.

KCS’ Business and Operations

According to KCS’ Annual Report on Form 10-K for the year ended December 31, 2002 (the “KCS 10-K”), KCS is a Delaware corporation that was initially organized in 1962.  In 2002, KCS formally changed its name to Kansas City Southern. The principal executive offices of KCS are located at 427 W. 12th Street, Kansas City, Missouri 64105 and its telephone number is (816) 983-1303. According to the KCS 10-K, KCS, along with its subsidiaries and affiliates, owns and operates a North American rail network focused on the growing north/south freight corridor that connects key commercial and industrial markets in the central United States with major industrial cities in Mexico. KCS’ principal subsidiary, KCSR, which was founded in 1887, is one of seven Class I railroads in the United States. KCS’ rail network (KCSR, TFM and Tex Mex) is comprised of approximately 6,000 miles of main and branch lines. Through a strategic alliance with Canadian National Railway Company (“CN”) and Illinois Central Corporation (“IC”) (together “CN/IC”), KCS has access to a contiguous rail network of approximately 25,000 miles of main and branch lines connecting Canada, the United States and Mexico.  KCS’ rail network links directly to major trading centers in Mexico through Tex Mex and TFM.

KCS’ rail network is further expanded through its strategic alliance with CN/IC and marketing agreements with Norfolk Southern Railway Company (“Norfolk Southern”), The Burlington Northern and Santa Fe Railway Company (“BNSF”) and the Iowa, Chicago & Eastern Railroad Corporation (“IC&E” - formerly I&M Rail Link, LLC). The CN/IC alliance connects Canadian markets with major Midwestern and Southern markets in the United States as well as with major markets in Mexico through KCRS’s connections with Tex Mex and TFM.

Marketing agreements with Norfolk Southern allow KCS to capitalize on its east/west route from Meridian, Mississippi to Dallas, Texas to gain incremental traffic volume between the southeast and the southwest.  KCSR’s marketing agreement with IC&E provides access to Minneapolis, Minnesota and Chicago and to originations of corn and other grain in Iowa, Minnesota and Illinois.

KCS also owns 50% of the common stock (or a 42% equity interest) of PCRC, which holds the concession to operate a 47-mile coast-to-coast railroad located adjacent to the Panama Canal. The railroad handles containers in freight service across the isthmus. Panarail, a wholly owned subsidiary of PCRC, operates a commuter and tourist railway service over the lines of the Panama Canal Railway. Passenger service commenced during the third quarter of 2001 and freight service started during the fourth quarter of 2001.

Principal Officers of KCS

The principal officers of KCS are elected annually by its Board of Directors. All of KCS’ principal officers have executed employment agreements with KCS.  According to KCS 10-K for the year ended December 31, 2002, the principal officers of KCS are as follows:

•                  Michael R. Haverty, 58 Chairman of the Board, President and Chief Executive Officer.

•                  Gerald K. Davies, 58 Executive Vice President and Chief Operating Officer.

•                  Ronald G. Russ, 48 Executive Vice President and Chief Financial Officer.

•                  Jerry W. Heavin, 51 Senior Vice President – Operations of KCSR.

•                  Larry O. Stevenson, 39 Senior Vice President – Sales and Marketing of KCSR.

•                  Warren K. Erdman, 44 Vice President – Corporate Affairs.

•                  Paul J. Weyandt, 50 Vice President and Treasurer.

•                  Louis G. Van Horn, 44 Vice President and Comptroller.

•                  Jay M. Nadlman, 42 Associate General Counsel and Corporate Secretary.

Additional Information on KCS.

KCS is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. KCS is required to disclose in such proxy statements certain information, as of particular dates, concerning the KCS’ directors and officers, their remuneration, stock options granted to them, the principal holders of KCS’ securities and any material interest of such persons in transactions with KCS. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; or at the SEC’s public reference rooms in New York, New York or Chicago, Illinois. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

KCS’ Capital Stock Structure

The authorized capital stock of KCS consists of 400,000,000 shares of Common Stock, $0.01 par value per share, 840,000 shares of Preferred Stock, $25 par value per share and 2,000,000 shares of New Series Preferred Stock, $1.00 par value per share. As of March 31, 2003, there were (i) 61,631,987 shares of KCS Common Stock and 242,170 shares of KCS Preferred Stock, issued and outstanding, (ii) 5,048,669 of KCS Common Stock reserved for issuance pursuant to options granted pursuant to the KCS stock option plan and (iii) no shares of New Series Preferred Stock outstanding.All of the shares of KCS Common Stock and KCS Preferred Stock outstanding on such date are listed for trading on the New York Stock Exchange (NYSE).

The Proposed Transaction contemplates, as mentioned above, a series of steps that woul occur on the closing date, as the case may be. As part of such steps, Kara Sub, Inc., a subsidiary of KCS that was incorporated for the exclusive purposes of the Acquisition, would merge with and into KCS, which would change its corporate to Nafta Rail, Inc. In the event Multimodal receives the payment of $200 million Dollars in cash, that, in the event KCS does not elect to pay part of such amount in shares of KCS, Multimodal would receive 18 million shares of KCS Class A Common Stock representing, approximately, 21.8% of the capital stock of Nafta Rail, Inc., outstanding after giving effect to the Acquisition.

PRICE RANGE OF THE SHARES OF GRUPO TMM AND KCS

Price Range per share of Grupo TMM

The following tables show, for the indicated periods, the price ranges of the highest and lowest price of the shares of Grupo TMM, its closing price and volume at the Mexican Stock Exchange and the New York Stock Exchange (“NYSE”). The Series “L” shares were reclassified as of September 13, 2002, and the indicated quotations, for such series of shares, are up to the last day in which they were listed and traded (September 12, 2002).  The information included, refers to maximum and minimum prices in the day.

Mexican Stock Exchange
Series “A” Shares
Quotation Key: TMM A
(Prices in Pesos)

Date	Close	Volume	High	Low

2000	90.00	4,641,000	93.00	42.00
2001	93.50	5,070,000	123.85	47.30
2002	56.90	715,000	106.00	51.60

Date	Close	Volume	High	Low

2000

First Quarter	47.00	1,534,000	52.00	42.00
Second Quarter	49.00	293,000	50.30	44.20
Third Quarter	73.80	2,301,000	78.00	46.10
Fourth Quarter	90.00	518,000	93.00	70.00

2001:
First Quarter	105.00	546,700	105.00	81.00
Second Quarter	106.00	10,700	123.85	105.00
Third Quarter	47.30	5,500	63.00	47.30
Fourth Quarter	93.50	4,507,100	94.00	53.32

2002:
First Quarter	95.50	45,400	95.50	75.00
Second Quarter	73.00	201,400	106.70	70.00
Third Quarter	64.20	224,100	72.00	56.00
Fourth Quarter	56.90	244,100	75.00	51.60

2003:
First Quarter	45.00	49,500	56.90	33.50
Second Quarter	20.74	59,100	45.00	16.61

Date	Close	Volume	High	Low

January 31, 2003	52.00	22,000	55.00	52.00
February 28, 2003	33.50	18,700	48.99	33.50
March 31, 2003	45.00	8,800	45.00	34.00
April 30, 2003	31.00	25,100	45.00	31.00
May 31, 2003	16.61	32,300	35.00	16.61
June 30, 2003	20.74	1,700	20.74	16.61

Mexican Stock Exchange
Series “L” Shares
Quotation Key: TMM L
(Prices in Pesos)

Date	Close	Volume	High	Low

2000	101.00	1,423,000	103.00	39.00
2001	93.20	137,000	128.38	48.80
2002(1)	61.12	135,700	106.40	56.00

(1) Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Date	Close	Volume	High	Low

2000
First Quarter	51.00	1,338,000	51.50	39.00
Second Quarter	45.00	36,000	45.70	45.00
Third Quarter	76.00	38,000	78.00	48.55
Fourth Quarter	101.00	11,000	103.00	88.00

2001
First Quarter	110.00	46,300	116.00	105.00
Second Quarter	128.38	2,000	128.38	124.10
Third Quarter	49.00	43,500	66.00	48.80
Fourth Quarter	93.20	45,200	93.20	53.88

2002
First Quarter	95.00	52,600	95.00	75.00
Second Quarter	69.94	79,300	106.40	69.94
(1)Third Quarter	61.12	3,800	66.30	56.00

(1) Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Source: Infosel Financiero

NYSE
ADRs referred to CPOs
Quotation Key: TMM
(Prices in Dollars)

Date	Close	Volume	High	Low

2000	9.50	9,062,700	10.38	4.19
2001	9.60	19,138,200	13.60	4.00
2002	5.15	13,344,800	11.23	4.60

Date	Close	Volume	High	Low

2000
First Quarter	5.06	1,391,900	5.69	4.19
Second Quarter	5.00	1,085,600	5.50	4.25
Third Quarter	7.88	2,382,300	8.50	4.88
Fourth Quarter	9.50	4,202,900	10.38	7.63

2001:
First Quarter	10.61	3,982,800	11.08	9.25
Second Quarter	11.10	2,827,600	13.60	10.50
Third Quarter	5.35	9,316,300	10.90	4.00
Fourth Quarter	9.60	3,011,500	10.18	5.30

2002:
First Quarter	8.05	2,887,000	9.75	7.55
Second Quarter	6.90	3,388,600	11.23	6.50
Third Quarter	6.11	2,524,000	7.25	4.95
Fourth Quarter	5.15	4,545,200	7.70	4.60

2003:
First Quarter	3.93	2,507,600	5.43	2.83
Second Quarter	2.15	8,755,000	4.34	2.85

Date	Close	Volume	High	Low

January 31, 2003	4.20	810,600	5.43	4.20
February 28, 2003	3.10	1,102,800	4.25	2.85
March 31, 2003	3.93	594,200	4.03	2.83
April 30, 2003	3.05	3,164,000	4.34	2.85
May 31, 2003	1.95	3,210,900	2.95	1.45
June 30, 2003	2.15	2,380,100	2.48	1.82

NYSE
ADRs referred to Series “L” Shares of  TMM
Quotation Key: TMM/L
(Prices in Dollars)

Date	Close	Volume	High	Low

2000	11.00	8,099,200	11.13	4.50
2001	9.80	11,974,900	13.95	4.61
2002(1)	6.00	3,144,800	11.50	4.95

(1) Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Date	Close	Volume	High	Low

2000
First Quarter	5.25	2,503,200	6.00	4.69
Second Quarter	5.31	1,609,400	5.75	4.50
Third Quarter	8.44	2,152,600	8.63	5.00
Fourth Quarter	11.00	1,933,800	11.13	8.19

2001:
First Quarter	11.94	2,826,000	13.90	10.63
Second Quarter	11.98	1,313,700	13.95	11.90
Third Quarter	5.55	4,701,800	11.88	4.61
Fourth Quarter	9.80	3,133,400	10.45	5.45

2002:
First Quarter	11.20	1,300,700	11.25	7.60
Second Quarter	6.91	1,495,800	11.50	6.75
Third Quarter(1)	6.00	347,300	7.23	4.95

(1) Series “L” quoted until September 12, 2002, due to the reclassification of shares of the Company.

Source: NYSE-Price History Composite

Price Range of KCS´ Shares

The following charts show, for the indicated periods, the price ranges of the highest and lowest price of the shares of KCS, at the NYSE.  The information regarding the maximum and minimum prices, refers to the closing.  On July 12, 2000, KCS completed the split of its financial division (Stillwell) and each shareholder received 2 shares of the capital stock of Stillwell for each share of KCS owned by them.  Also, in such date the shareholders of KCS approved a reclassification of the capital stock of KCS (reverse split) in a proportion of one new share for each two old shares. The number of shares of KCS outstanding after these events was 55,749,947. The historic prices range contained in the following charts has been adjusted by the source (Bloomberg) to reflect the price that the share of KCS would have had if Stillwell had not been part of its assets.

NYSE
Quotation Key: KSU
(Prices in Dollars)

Period	Rank
	Close	Volume

2000	10.13	3.84
2001	16.75	9.00
2002	17.35	12.00

Period	Rank
	Close	Volume
2000
First Quarter	5.74	4.08
Second Quarter	5.58	3.84
Third Quarter	9.56	5.59
Fourth Quarter	10.13	7.56

2001
First Quarter	15.11	9.50
Second Quarter	16.75	12.25
Third Quarter	15.50	10.70
Fourth Quarter	15.04	10.95

2002
First Quarter	15.99	12.75
Second Quarter	17.00	14.96
Third Quarter	17.35	12.40
Fourth Quarter	15.00	12.00

2003
First Quarter	12.75	10.80
Second Quarter	12.76	11.80

Period	Rank
	Close	Volume

January 31, 2003	12.75	12.00
February 28, 2003	12.68	11.37
March 31, 2003	12.07	10.80
April 30, 2003	11.95	10.85
May 31, 2003	12.06	10.83
June 30, 2003	12.76	11.80

Source: Bloomberg

RELEVANT EVENTS

AND

RISK FACTORS RELATING TO THE PROPOSED TRANSACTION

The Board of Directors of Grupo TMM, in compliance with its fiduciary obligations to the Shareholders, is obliged to inform you of the following events which we deem relevant for you to be aware of and to discuss at the Meeting.  Some of the events we report here occurred between the date the Acquisition Agreement was executed and the present date.  We advise you of these developments so that you are in a position to exercise your voting rights in an informed manner, with all relevant information available and known to us at your disposal.  We will keep you apprised of any additional information which we deem relevant that emerges between now and the Meeting.

Background

Grupo TMM’s Position with respect to the Put

The management of Grupo TMM, based on the advice of its legal counsel, maintains the following position with respect to the Put:

(a)                                  In compliance with the general guidelines for private investment in the Mexican Railroad System, as published in the Official Gazette of the Federation on November 13, 1995, it was the Federal Government’s intent to retain 20% of the shares of TFM’s capital stock (Put Shares) in order to sell them by means of a public offering on the Mexican Stock Exchange upon (i) the registration of the shares with the National Securities Registry and (ii) the receipt of the authorization of the National Banking and Securities Commission;

(b)                                 In fact, on August 5, 1996, in accordance with the purposes set forth in paragraph (a) above, the Inter-Secretariat Divestiture Commission (Comisión Intersecretarial de Desincorporación), at its incumbent level and in the presence of the Secretary of the Ministry of Transport and Communication (SCT),  resolved to approve the bidding process and basis for the sale of TFM, thereby establishing “the condition for purchasers to be obligated to purchase the proportion of shares that are not placed on the Mexican Stock Exchange (BMV), at the initial price offered, plus the corresponding interest.”  Such resolution was ratified in the call for the sale of shares of the capital stock of TFM published in the Official Gazette of the Federation on August 9, 1996.

(c)                                  Consequently, clauses 23, 24, 25, and 26 of the stock purchase agreement, dated January 31, 1997, by and between the Federal Government and Grupo TFM, among others, regarding 80% of TFM’s capital stock (the “Privatization Agreement”), provided:

•                  Grupo TFM has the obligation to agree on the necessary resolutions so that, jointly with the Federal Government, it could carry out the necessary steps and procedures in order to obtain the registration and authorization referred to in item (a) above;

•                  Grupo TFM has the obligation to cause TFM to take all the actions, agreements and resolutions reasonably necessary, and to provide the Federal Government with all the reasonably required information and documentation, in order to achieve the Federal Government’s objective, as detailed in item (a) above. In addition, Grupo TMM is restricted from hindering or preventing this purpose in anyway whatsoever;

•                  Grupo TMM and Grupo TFM both have the obligation to, upon forming an intention to place TFM’s shares in national or international stock markets, provide notice to the Federal Government about such determination prior to such placement in order to assure that the basis, terms and conditions of said placement are agreeable to the Federal Government and to avoid any negative effects or conflict with the Federal Government’s objectives; and

•                  Grupo TFM has the obligation to acquire within a 24-month period the shares that for any reason whatsoever the Federal Government does not sell, in accordance with the preceding agreements, at the price resulting from applying to the original purchase price for the shares of the First Package (80% of TFM’s capital stock) the exchange percentage in investment units (UDIs) published by Banco de Mexico from the date on which the Privatization Agreement was executed to the date on which the shares of the Second Package (up to 20% of TFM’s capital stock or Put Shares) are paid, which payment is to be made within 60 calendar days following the date on which the SCT provides notice about the number of shares that, under this clause (clause 26), Grupo TFM is obligated to acquire.  In this connection, said clause established with respect to the relevant shares a unilateral promise on the part of Grupo TFM to buy  and a unilateral promise on the part of the Federal Government to sell.

The above provisions were amended by means of an agreement, dated June 9, 1997, in which the 24-month term for placing the Put Shares (20% of TFM’s capital stock) was extended to 81 months and the minimum price for said placement was set as the price agreed upon in clause 26 of the Privatization Agreement.  These revisions were made in order to preclude a “premature placement of TFM’s shares on the stock market [that] could result in said shares being traded at a price below their real value…”

(d)                                 The impossibility to comply with the procedure set forth in the Privatization Agreement derives, fundamentally, from the fact that the Mexican Government has refused to acknowledge the right that TFM has with respect to the VAT Claim, which refusal has caused the growth of the amount to be reimbursed. This, in turn, has prevented TFM’s realization of an asset of substantial value, making it impossible to correctly value the shares of TFM’s capital stock. Consequently, the placement of said shares on the stock market, at their real value, which is an essential element of the procedure agreed upon with the Federal Government, remains impossible.

Grupo TFM has requested that its legal advisors study this matter.

VAT Claim

The management of the Company, based on the advice of its legal counsel, maintains the following position with respect to the VAT Claim:

As of August 9, 1996, the Federal Government, through the SCT, published a tender (the “Bid”) for the acquisition of shares representing 80% of the capital sock of Ferrocarril del Noreste, S.A. de C.V. (today, TFM). As part of the bidding process, the Mexican Railroad System Restructuring Committee (the “Railroad Committee”) prepared and delivered to the participants a Prospectus, which is part of the basis for the Bid and contains TFM’s technical, operating and financial information concerning the effects of the Bid itself.

Under the terms of the Prospectus and the Bid, and with regard to the incorporation of the railroad company holding the concession title for the North-East Rail Line, the Federal Government took the following steps:

(a)                                  It incorporated TFM with a minimum capital of Mx$50,000.00 prior to the submittal of offers;

(b)                                 Afterwards, the Federal Government:

•                  Sold to the Company the tangible assets at their appraised value, which is the basis for their accounting and tax amortization or depreciation;

•                  Granted TFM the corresponding concession title, provided that the purchase price for such concession title was:

•                  A single payment based on the price offered for the shares of TFM that were the subject of the Bid, which payment serves as the basis for the accounting and tax amortization of the concession title, and

•                  A use, possession and exploitation right amounting to a percentage of the gross income obtained therefrom;

•                  In order to pay for the purchase price of the tangible assets and the concession title, TFM incurred debt in favor of the Federal Government.

(c)                                  The Federal Government agreed to contribute to the capital of TFM the liabilities derived from the sale of the tangible fixed assets and the granting of the concession title, as indicated in the Prospectus and Note 8 to TFM’s Pro-forma Financial Statements as of July 31, 1996, which documents served as the basis for our determination of the offered price and winning bid.  For this reason, the awarded group believed, without doubt, that the aggregate value of TFM’s assets included the right to a VAT reimbursement derived from the transactions referred to in item (b) above. The foregoing was made known to the Railroad Committee since January 30, 1997 (a day before the celebration of purchase agreement) and although said Railroad Committee determined without basis Grupo TFM’s and its shareholders position with respect to the VAT, it expressly acknowledged that “ … the Committee takes note that you reserve your rights to initiate whatever proceeding you deem appropriate in order to submit your position on the subject of the VAT.” A copy of said Railroad Committee’s official communication and the complete file regarding the privatization of TFM is available for your review at the offices of the Company.

In connection with said equity contribution obligation of the Mexican Government, it is necessary to clarify that contrary to what was established in the Prospectus and the Pro Forma Financial Statements of TFM as of July 31, 1996 distributed in connection with TFM’s privatization, the Mexican Government contributed to the equity of TFM only part of the liabilities derived from the sale by the Mexican Government to TFM of the tangible assets and concession title, and maintained part of such liabilities unpaid by TFM, in the amount of $2,111 million pesos, lawful currency of Mexico.  This unpaid liability should not exist on behalf of TFM from and after the date of the Bid award.  The foregoing conclusion follows from the fact that the provisions of the proposed Privatization Agreement, the Pro Forma Financial Statements of TFM as of July 31, 1996 and the concession title, would prevail against any other information provided to participants during the bidding process. In addition, notwithstanding TFM requests of the

Mexican Government through the SCT on more than 5 occasions, the SCT has refused to deliver to TFM the actual receipt or invoice evidencing the payment of the concession title.

In fact, the transactions described in item (b) above gave rise to the corresponding Value Added Tax (“VAT”) as a liability of the SCT, which VAT right was “transferred” by the SCT to TFM under the applicable provisions of law. The amount of the VAT right so transferred created a VAT credit in favor of TFM.  As of today, TFM has not collected on its VAT claim.

Considering that as of July 23, 1997 TFM had not obtained the reimbursement of its VAT claim, TFM requested again on such date the reimbursement it is owed.  Due to the fact that the competent authority did not respond within the period of time afforded by law, after four months had lapsed from the date of such request, a ficta denial was applied against the TFM reimbursement request.  Thus, on October 29 1997, TFM filed a motion to vacate the ficta denial of its reimbursement request in the original amount of MX$2,111,111,790.00 pesos (This amount must be indexed to inflation.  Interest accrues on the indexed amount as provided by the Federal Fiscal Code of Mexico in effect in 1997.)  See “Recent Events- Amparo in favor of TFM”

Dilution of the Company’s Stake in the capital stock of Grupo TFM during the Privatization Process

With the VAT Claim unresolved, the Mexican Government, with the purpose of facilitating the completion of the privatization of TFM through Ferrocarriles Nacionales de México (“FNM”), agreed to contribute to Grupo TFM $198 million in exchange for limited voting shares representing approximately 24.6% of the capital stock of Grupo TFM (the “FNM Shares”).

FNM granted to the original shareholders of Grupo TFM a call option on the FNM Shares at an exercise price equal to the original amount invested by FNM in Grupo TFM plus interest at an interest rate equal to the United States treasury notes, to be capitalized semiannually.

This investment of the Federal Government in Grupo TFM through FNM resulted in the dilution of our equity interest in Grupo TFM. That is, Grupo TMM was scheduled to have acquired an equity interest in TFM equal to 38.5% under its offer in the Bid process of TFM, but such equity interest was reduced to approximately 30%. In addition, such FNM investment in Grupo TFM had, as a natural consequence, the effect of negating the possibility that the Company might receive dividends to support its original investment in Grupo TFM and TFM.

On July 2002, TFM acquired the FNM Shares for approximately $255 million. TFM paid such amount to FNM and Nacional Financiera, S.N.C., as trustee of a certain trust named FERRONALESJUB (established by the Mexican Government for the benefit of the retired railroad employees), in proportion to their respective holdings at the time, with (i) the proceeds of the sale by TFM of new bonds in the amount of $180 million, (ii) the proceeds of the sale by TFM to the Mexican Government of a redundant portion of the railway “Morelos,” located between Hércules and Mariscala, near the city of Queretaro, for an approximate amount of $80 million (which railway was subsequently delivered by the Mexican Government to Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”) without, to the best of our knowledge, any amount being paid by Ferromex to the Mexican Government), and (iii) cash from the operations of TFM.

Efforts to Restructure the Debt of Grupo TMM

As part of its financial restructuring program, during the months of December 2002 and May 2003, Grupo TMM launched three public offers for the exchange of its 2003 notes and 2006 notes for new bonds the proposed characteristics of which were modified on three separate occasions.

The restructuring effort of the Company included the sale of some of its subsidiaries in order to obtain the required liquidity to pay for its liabilities coming due, which, together with the proposed exchange offer, would maximize the value of the investment of Grupo TMM’s shareholders.

As part of this process of divestiture, Grupo TMM announced the sale of (i) 51% of its ports and terminals division to SSA Mexico, Inc., for net cash proceeds of approximately $114 million, and (ii) the Proposed Transaction.

Therefore, following the sale announcements, the characteristics of the new bonds offered by Grupo TMM in connection with the restructuring of its debt, were modified for a third time in order to (i) extend the maturity of the 2003 notes for a period of one year and accelerate the maturity of its 2006 notes to the same new maturity date, which was deemed to be the required time to close the proposed sale transactions and obtain the required liquidity, and (ii) request the consent of the holders of the Yankee Bonds in connection with the Proposed Transaction.

Notwithstanding the above, the exchange offers of the Yankee Bonds and consent solicitation failed. Grupo TMM did not pay its Notes due May 15, 2003. In order to restructure its debt, the management of the Company has initiated negotiations with a committee of a representative portion of holders of its Yankee Bonds.

Execution of the Acquisition Agreement with KCS

The Acquisition Agreement was executed by representatives of Grupo TMM on April 20, 2003, subject to the approval of the shareholders of Grupo TMM and Multimodal. The Board of Directors will exercise the voting rights of the shares of the capital stock of Multimodal, owned by Grupo TMM through TMM Holdings, in strict compliance with the resolutions adopted at the Meeting.

RECENT EVENTS

Differences between Grupo TMM and KCS

After the date of the Acquisition Agreement, there have been certain differences between the Company and KCS, derived from actions or omissions of the parties.  These differences, described below, resulted in the exchange of certain communications between the legal advisors of the parties, according to which the Company and KCS, claim that the other party may be in default under the Acquistion Agreement.

Notwithstanding the foregoing, without the knowledge and consent of Grupo TMM, its officers, representatives or legal advisors, KCS sent to the SCT certain letters dated June 3, 2003 and June 4, 2003 in which KCS confirmed to the SCT that, for its part, KCS will comply with its obligations to purchase the Put Shares as a result of the exercise by the Mexican Government of the Put.

In addition, without the knowledge and consent of Grupo TMM, its officers, representatives or legal advisors, KCS has conducted certain interviews and communicated with several newspapers and media organs.  In this connection, KCS has made certain statements that have proved to be adverse to the interests of Grupo TMM, Grupo TFM and TFM, including the disclosure by KCS of its intention to purchase the Put Shares on or before Feburary 2004.

Federal Court Judgment (Amparo) in favor of TFM

On June 11, 2003, the Fourth Collegiate Court for Administrative Matters of the First Circuit (Cuarto Tribunal Colegiado en Materia Administrativa del Primer Circuito) (the “Federal Court”), for the second time, ruled in favor of TFM in connection with the VAT reimbursement requested by TFM that was previously denied through a December 6, 2002 resolution of the Federal Fiscal and Administrative Court (Tribunal Federal de Justicia Fiscal y Administrativa) (“Fiscal Court”). Under the terms of the judgment of the Federal Court, the Fiscal Court must vacate its December 6, 2002 ruling and resolve once more the proceeding initiated by TFM in accordance with the guidelines contained in the judgment of the Federal Court, which establishes that “it follows that the ficta denial of the authority to make the reimbursement as requested by the company is to be declared illegal, in terms of Articles 238, Section IV, and 239, Section IV of the Federal Fiscal Code, and to order the issuance in favor of the complainant the certificate evidencing the reimbursement of the value added tax (the legality of which was never put into question), in the terms established by Article 22 of the Federal Fiscal Code in effect since January 1, 1997…”

Notwithstanding the above, the management of the Company cannot assure you that the Federal Court’s judgment will be complied with prior to the date on which KCS has indicated it plans to purchase the Put Shares.

Additional Information to the FIC

In connection with the joint petition by Grupo TFM and KCS to the Foreign Investment Commission of Mexico (“FIC”) to permit foreign investment in TFM to exceed the maximum of 49% permitted by applicable law in order to allow the consummation of the Proposed Transaction, the FIC has, in a memorandum dated June 20, 2003, requested certain additional information of KCS and Grupo TFM.

The additional information sought by the FIC includes requests concerning (i) the rail operations at the rail bridge that connects Laredo, Texas and Nuevo Laredo, Mexico, (ii) certain regulatory aspects of the Mexican railway system, (iii) certain legal proceedings that TFM has initiated against Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), (iv) the manner in which KCS would guarantee its purchase obligations under the Put, and (v) information pertaining to the VAT Claim.

Even though Grupo TMM and KCS, together with their respective advisors, had meetings to agree on a joint response to the FIC, the parties did not reach an agreement. KCS filed its response to the FIC, despite our opposition on certain matters, particularly with respect to information regarding the Put, an undertaking by KCS to submit to international arbitration certain legal proceedings against Ferromex, and other matters which we believe affect TFM’s concession title and its value, including trackage rights rates.

As part of KCS’ response to the request of the FIC, KCS attached certain letters from its financial advisors which confirm that KCS does have the ability to raise funds to finance the purchase price of the Put Shares, but which also make clear that (i) any incremental debt incurred by KCS would likely result in a downgrade of its credit ratings due to KCS’ high leverage, and (ii) even though KCS has access to capital markets funding, the issuance of additional equity by KCS to finance the purchase of the Put Shares would have a substantial dilutive effect on KCS’ shareholders (including Grupo TMM, in the event that the Proposed Transaction is consummated).

CERTAIN RISKS OF THE PROPOSED TRANSACTION

Additional payments to Grupo TMM may not be realized.

As stated in the section of this Information Statement entitled “Federal Court Judgment (Amparo) in favor of TFM,” the shareholders need to consider the possibility that, notwithstanding the fact that the Federal Court’s judgment favors TFM and that as a consequence of such judgment TFM should receive the aggregate amount of the VAT Claim, Grupo TMM may not receive the additional payments provided for in the Acquisition Agreement, in the event the Transaction Documents and the Proposed Transaction are authorized by the Meeting. Thus, there can be no assurance that TFM will receive the VAT reimbursement prior to the date on which KCS acquires the Put Shares from the Mexican Government as it has already offered to do.

Dilution of Grupo TMM’s stake  in the capital stock of KCS.

In addition in the event KCS acquires the Put Shares as a result of the exercise by the Mexican Government of the Put through the SCT, there is a possibility that, (i) in the event KCS decides to finance the  purchase price of the Put Shares with new debt, then the credit rating of KCS will be reduced by international credit rating agencies, or (ii) in the event that KCS decides to finance the purchase price of the Put Shares with equity, then the shares held by KCS’ shareholders including Grupo TMM (and its shareholders), in the event that the Proposed Transaction is consummated, would likely be subject to substantial dilution.

The value of the investment of the Company in shares of KCS will depend on the future performance of KCS.

In the event that the Proposed Transaction is completed, the primary asset of Grupo TMM will be the capital stock of KCS.  The value of such stock, as with the stock of any other shareholder of KCS, will be determined by the success of the KCS business as reflected in the price of their stock.  We recommended that you read carefully the annual report of KCS for the fiscal year concluded on December 31, 2002, as well as all the other reports and information that KCS submits to the SEC in the United States. See “Where you can find more information.”  In addition, since we will be a Mexican holding company whose primary asset would be publicly traded shares in KCS, it is possible that the value attributed to the shares held by us would be at a discount to the trading value of those shares.  Finally, although we have certain rights to cause the registration of the KCS shares, significant sales of shares by us or by others would likely have a negative effect on the market price of the KCS shares.

KCS may elect to pay a portion of the cash consideration in additional stock

The Acquisition Agreement provides that KCS may elect to pay up to $80 million of the cash portion of the consideration to be received by Multimodal in the form of additional shares of Class A Common Stock of KCS.  If KCS makes this election, the shares will be valued at $12.50 per share, regardless of the market price at the time of the sale.  As a result, if KCS elects to pay a portion of the consideration in additional shares of capital stock and the price of the KCS stock is below $12.50 per share or declines to below $12.50 per share before Grupo TMM is able to sell the shares, then we will receive less than $200 million in value for this portion of the consideration.  Since the date the Acquisition Agreement was entered into, the KCS stock has traded below $12.50 per share for significant periods of time.

KCS’ obligations under the Acquisition Agreement are unsecured

KCS’ payment obligations under the Acquisition Agreement are unsecured obligations. KCS entered into a credit agreement with a syndicate of financial institutions, which is guaranteed by substantially all of the assets of KCS.  As a result, in the event that the Proposed Transaction is consummated, the rights of the Company against KCS will be junior in priority to KCS’ payment obligations to the financial institutions which are party to the referenced credit agreement.

Completion of the Proposed Transaction will increase the risk that we will be classified as an investment company

Upon the closing of the Proposed Transaction, a significant portion of the Company’s assets will consist of the shares of KCS received in the Proposed Transaction.  As a result, we run the risk of becoming an inadvertent “investment company” under the U.S. Investment Company Act of 1940 (the “Investment Company Act”).  Generally, an issuer is deemed to be an investment company subject to registration if its holdings of “investment securities,” which usually are securities other than securities issued by majority owned subsidiaries and government  securities, exceed 40% of the value of its total assets exclusive of government securities and cash items on an unconsolidated basis.  Registered investment companies are subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates.  Registered investment companies are not permitted to operate their businesses in the manner in which we operate our business.

The shares of KCS common stock we expect to receive in the Proposed Transaction would be considered investment securities.  However, a company that otherwise would be deemed to be an investment company may be excluded from such status for a one-year period provided that such company has a bona fide intent to be engaged as soon as reasonably possible, and in any event within that one-year period, primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.  If the company would otherwise be deemed to be an investment company under the Investment Company Act, it intends to rely on this exemption while it attempts to redeploy assets, effectuate a combination with another operating business or take other steps to avoid classification as an investment company.

If the Company has not taken such steps within the one-year period referred to above, the Company may be required to (1) apply to the SEC for exemptive relief from the requirements of the Investment Company Act, or (2) invest certain of its assets in government securities and cash equivalents that are not considered “investment securities” under the Investment Company Act.  There can be no assurance that the Company will be able to obtain exemptive relief from the SEC.  Investing the Company’s assets in government securities and cash equivalents could yield a significantly lower rate of return than other investments that the Company could make if it chose to register as an investment company (although there is no assurance we could successfully register as an investment company even if we chose to do so).

If it were established that the Company were are an unregistered investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that we would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company.

Other Alternatives for the Company

As mentioned in this part, the exchange offer of the Yankee Bonds of the Company was not successful. As a consequence, the Company did not pay the Yankee Bonds due May 15, 2003.  As a result of the Yankee Bonds not being paid when due, all the other creditors of the Company have the right to accelerate payment of their credits.  The Company has established negotiations  with a representative part of the creditors in order to restructure the Yankee Bonds due May, 2003 and November, 2006. If the Proposed Transaction is not completed, the Company will have the obligation to seek alternative transactions in order to obtain the necessary liquidity to successfully restructure its debt. Even though previous to the execution of the Acquisition Agreement the Company had negotiations with different groups related to its interest in the Capital Stock of Grupo TFM, there is no certainty that the Company can complete alternative transactions, nor that it has the time necessary for the completion of such alternative transactions.  Further, if an alternative transaction is completed, there can be no certainty that its terms and conditions would be more favorable for Shareholders of the Company than the terms and conditions of the Acquisition Agreement and the Proposed Transaction.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to certain information requirements applicable under the provisions of the Mexican Securities Law (Ley del Mercado de Valores) and, in accordance therewith, file reports and other information with the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.). We are required to file annual reports and submit reports on events that are deemed relevant by applicable provisions of the Mexican Securities Law and the Mexican Stock Exchange Regulations (Reglamento Interior de la Bolsa Mexicana de Valores). These reports and other information can be inspected and copied at the Mexican Stock Exchange located at Avenida Paseo de la Reforma No. 255, Colonia Cuauhtémoc, 06500 México, Distrito Federal. The Mexican Stock Exchange maintains a website at www.bmv.com.mx that contains, among other things, reports and information statements and other information regarding registrants that make electronic filings with the Mexican Stock Exchange.

In addition, we are subject to the information requirements applicable to foreign private issuers under the Securities Exchange Act of 1934, and, in accordance therewith, file reports and other information with the SEC. Grupo TMM and its subsidiaries Grupo TFM and TFM are required under said Exchange Act to file certain information including annual reports on Form 20-F and reports on Form 6-K with the SEC. These reports and other information can be inspected and copied at the SEC’s Public Reference Room located at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

This Information Statement was prepared in compliance with, and according to, the general character dispositions established for securities issuers and other participants in the stock market, issued by the National Banking and Securities Commission and enacted by the Official Gazette dated as of March 19, 2003.

The undersigned, under oath to tell the truth, declare that we prepared, in the scope of our respective functions, the information relative to Grupo TMM contained in this Information Statement and the information regarding the Meeting of the Company, information that, to the best of our knowledge, reasonably reflects the Proposed Transaction and the risks which the Company faces therefrom.  Also, to the best of our knowledge, no relevant information has been omitted from or inaccurately presented in this Information Statement, nor, to the best of our knowledge, does this Information Statement contain information that could induce investor error.

Sincerely,

/s/ Javier Segovia Serrano	/s/ Jacinto Marina Cortés	/s/ José M. Muñoz Arteaga
General Director	Financial Director	Corporate Legal Director

Un-Audited Pro-Forma Information of Grupo TMM’s Relevant Corporate Restructure

1.                                       Pro forma adjustments to recognize the consummation of the sale of our 51% interest in the Ports and Terminals division to SSA.

a.                                       Reflects the elimination from the consolidated figures as of and for the year ended December 31, 2002 of the balances and operations of the company which holds the operation in the ports of Manzanillo, Veracruz, Cozumel and Progreso.

b.                                      Reflects the net proceeds to be received for the sale of our 51% interest in the Ports and Terminals division of approximately $114 million.

c.                                       Represents the decrease in the deferred income tax assets due to the tax effects of the sale of the shares of the Ports and Terminal division.

2.                                       Pro forma adjustments to recognize the consummation of the sale of our interest in Grupo TFM to KCS.

a.                                       Reflects the elimination from the consolidated figures as of and for the year ended December 31, 2002 of the balances and operations of Grupo TFM, which in turn holds TFM and Mexrail.

b.                                      Reflects the proceeds under the acquisition agreement with KCS where the Company will receive $200 million in cash and 18,000,000 shares of common stock from KCS with a value at December 31, 2002 of $216 million. The price used for each share was $12.00 according to market quotations as of December 31, 2002. On April 25, 2003, the closing price for shares of KCS common stock on the New York Stock Exchange was $11.21.

3.                                       Pro forma adjustments to recognize the use of proceeds from our Ports Sale and our interest in Grupo TFM.

a.                                       Proceeds in cash from the transactions mentioned in point 1. and 2. above amounting to approximately $304 million (net of $10 million of fees and expenses for the consummation of the transactions) will be used, as the best estimate of the company, to pay a portion of its short term debt, repurchase receivables outstanding under the Company’s securitization program, pay the outstanding convertible notes, and the remaining balance will be used to pay a portion of its long term debt.

b.                                      Corresponds to the amortization of the convertible notes discount.

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4.                                       The Company expects savings in corporate expenses, such as telephone charges, fax, personnel, etc. related to the sales of the port and railroad businesses, which could eventually reduce the loss from continuing operations by approximately $8.8 million. This amount is not included in the proforma figures.

5.                                       Additionally, Grupo TMM incurred debt pursuant to the acquisition of the shares of TFM in 1997. Since the railroad division will be sold, the Company considers the interest on the debt to be a part of discontinued operations until the debt is paid. The Company estimates that the interest expense that could be allocated to discontinued operations amounts to $35.6 million. This effect has not been considered in the proforma figures.

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GRUPO TMM, S. A. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2002

(Unaudited)

(amount in thousands of U.S. dollars)

		Sale of Port Division Adjustment			Sale of Railroad Division Adjusment		Use of
	Actual	(1.a.)	(1.b.)		(2.a.)	(2.b.)	proceeds		As Ajusted
Current assets:
Cash and cash equivalents	$61,326	$(1,302)	$113,976		$(30,248)	$406,000	$(310,036	)(3.a.)	$239,716
Restricted cash	4,291						-4,291
Accounts receivable - Net	138,490	-9,227			-92,707				36,556
Related parties	546								546
Other accounts receivable	155,821	-2,039			-104,563				49,219
Materials and supplies	25,995	-1,087			-20,262				4,646
Others current assets	14,847	-878			-12,202				1,767
Discontinued current assets		14,533	-14,533		259,982	-259,982

Total current assets	401,316		99,443			146,018	-314,327		332,450

Related parties	30,336	-30,336
Long - term account receivable	1,388				-1,388
Concession rights and related assets	1,231,881	-5,724			-1,215,486				10,671
Property, machinery and equipment	730,073	-32,767			-609,367				87,939
Deferred costs and others assets	89,085	-2,285			-34,646	-22,873	6,060		35,341
Equity investments	22,438				-7,435				15,003
Deferred income taxes	220,675	3,041	$(24,820	)(1c)	-100,973		-2,060		95,863
Discontinued non-current assets		68,071	-68,071		1,969,295	-1,969,295
Total assets	$2,727,192	$—	$6,552		$—	$(1,846,150)	$(310,327)		$577,267

Liabilities and stockholders´ equity
Short term liabilities
Current portion of long-term debt	214,019	13,130			-18,553		-205,283	(3.a.)	3,313
Suppliers	78,805	-1,608			-62,716				14,481
Other accounts payable and accrued expenses	110,769	-3,153			-54,475				53,141
Related parties	32,695	-1,094			-4,701				26,900
Obligations for sale of receivables	56,276	-450					-55,826	(3.a.)
Convertible notes	10,866						-10,866	(3.a.)
Discontinued current liabilities		-6,825	6,825		140,445	-140,445

Total short - term liabilities	503,430		6,825			-140,445	-271,975		97,835

Long - term debt	1,206,828				-1,004,552		-5,863	(3.a.)	196,413
Dividends payable	9,803								9,803
Reserve for pensions and seniority premiums	12,236	-73			-1,402				10,761
Obligations for sale of receivables	32,357	-4,357					-28,000	(3.a.)
Other long - term liabilities	57,206				-40,919				16,287
Discontinued long - term liabilities		4,430	-4,430		1,046,873	-1,046,873
Total long - term liabilities	1,318,430		-4,430			-1,046,873	-33,863		233,264

Total liabilities	1,821,860		2,395			-1,187,318	-305,838		331,099

Minority interest	765,482	6,344	-52,207		-329,621	-349,046			40,952

Stockholders´ equity
Capital stock	121,158	-20,059	20,059		-608,257	608,257			121,158
Retained earnings (deficit)	36,449	13,715	36,305		937,878	-918,043	-4,489	(3.b.)	101,815
Initial accumulated translation loss	-17,757								-17,757

Total stockholders´ equity	139,850	-6,344	56,364		329,621	-309,786	-4,489		205,216

Total liabilities and stockholders' equity	$2,727,192	$—	$6,552		$—	$(1,846,150)	$(310,327)		$577,267

4

GRUPO TMM, S. A. AND SUBSIDIARIES

PRO FORMA CONSOLIDATED INCOME STATEMENT

Year ended December 31, 2002

(Unaudited)

(amount in thousands of U.S. dollars, except per share amounts)

	Actual	Sale of Port Division (1.a.)	Sale of Railroad Division (2.a.)	As Ajusted
Transportation and service revenues	$1,008,616	$(91,112)	$(694,024)	$223,480
Cost and operating expenses:
Cost and operating expenses	717,213	-53,869	-455,745	207,599
Depreciation and amortization	107,410	-2,960	-82,553	21,897
Total costs and operating expenses	824,623	-56,829	-538,298	229,496
Operating income	183,993	-34,283	-155,726	-6,016
Other (expense) income - Net	-35,192	5,354	22,369	-7,469
Interest income	8,399	-1,812	-4,974	1,613
interest expense	-163,430	86	87,693	-75,651
Exchange (loss) income - Net	-20,033	499	17,411	-2,123
Net comprehensive financing cost	-175,064	-1,227	100,130	-76,161
Loss before income taxes, minority interest and discontinued operations	-26,263	-30,156	-33,227	-89,646
(Provision) benefit for taxes	-19,801	10,438	35,120	25,757
Income before minority interest and discontinued operations	-46,064	-19,718	1,893	-63,889
Minority interest	3,455	9,566	-4,814	8,207
(Loss) income before from continuing operations(6)	-42,609	-10,152	-2,921	-55,682
Net income (Loss) fron discontinued operations		10,152	-6,565	3,587
Net Loss under IAS	$(42,609)	$—	$(9,486)	$(52,095)

5